March 11, 2010

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Paul Cline
          Senior Staff Accountant

RE:         California First National Bancorp

Form 10-K for Fiscal Year Ended June 30, 2009 ("Form 10-K")

Form 10-Q for Fiscal Period Ended September 30, 2009 ("Form 10-Q")

File No. 000-15641

Dear Mr. Cline:

On behalf of California First National Bancorp ("CFNB" or the "Company"), we submit this letter in response to the SEC's second letter dated March 1, 2010. To assist your review, the numbered responses in this letter correspond to the numbered paragraphs of the March 1 letter. We have included the SEC comment in bold along with CFNB's response to each comment just below.

1.    Please refer to our previous comment 1 in our letter dated February 3, 2010. Please tell us the following:

a.   In your response you state that you evaluate all loans on an individual basis, but determine a general component of the allowance for loan losses in part by relying on historical data. Please clarify whether you are evaluating these loans under both ASC 450 and ASC 310-10-35. If so, please provide the accounting guidance relied on when determining that this policy is appropriate.

Company Response: The primary source of guidance on accounting for losses within the loan portfolio is ASC 450-20 Loss Contingencies, along with guidance provided by the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued in December 2006. ASC 310-35 provides guidance on the measurement and disclosure regarding any individual loan that is deemed to be impaired. If a loan is not deemed to be impaired based on an individual analysis of the loan in accordance with ASC 310-35, then the credit is grouped with other loans with similar characteristics for purposes of estimating credit losses that are probable in accordance with ASC 450. ASC 310-35-36 clearly anticipates this scenario. Probable losses are not estimated under both topics for the same loan.

I believe the confusion with the response in our February 17 letter relates to the nature of the question that asked whether loans were evaluated as "homogenous loan pools" or "loan by loan". Given the size and nature of the loans within the portfolio, each loan is individually risk rated and monitored and there is no homogenous pool as that term is generally used.

b.    Please tell us specifically the extent to which you rely on loss history from your lease portfolio when determining the general component of your allowance for loan losses. We note your disclosure on page 2 of the Form 10-K for Fiscal Period Ended June 30, 2009 that your leases are primarily collateralized by technology equipment, other property and equipment and software. We further note on page 5 that your commercial loans have various collateral sources such as mortgages, receivable or equipment. In light of these disclosures, please tell us how you determined that the risk characteristics of your leases were similar to your commercial loans and how you concluded that reliance on this data is appropriate.

Securities and Exchange Commission

March 11 , 2010

c.   Please tell us the nature of the FDIC data utilized in your estimate of the general component. Please provide additional detail regarding the types of adjustments made to your baseline and clarify what you mean by this statement.

Company Response: The primary source of repayment of the Company's lease receivables and commercial loans is the operating cash flow generated by the underlying business, with the secondary source generally being the conversion of the customers' assets. Neither the leases nor loans can be considered collateral dependent from a credit perspective, other than the Company's approach is to have transactions secured by mission-critical assets or structured such that CFNB is in a superior position for repayment of its lease or loan. Therefore, the evaluation of the probability of loss is more dependent on the nature of the customers' operations (risk rating, industry, impact of economic conditions) than support from the collateral. In addition, the Company believes credit losses are directly influenced by the credit policies and appetite of CFNB's management that determines and manages the credit risks the Company commits to.

The FDIC statistical data is drawn from the FDIC Quarterly Banking Profile that provides loan portfolio performance indicators on all insured institutions. The specific data used is drawn from all national commercial banks. In addition to information on industry trends, the FDIC provides net charge-off statistics across a breadth of product types, including separate data for lease financing receivables, commercial and industrial loans, and commercial real estate loans, the primary asset types held by the Company. Data available goes back over ten years, however the Company generally looks at the last three to five years data and four-year averages. The FDIC data is not only helpful for comparing the Company's results on its historical business, but has helped establish a framework for estimating losses that may be inherent in the loan portfolio. Use of the FDIC data is encouraged by CalFirst Bank's primary regulator.

Using a synthesis of its own historical data and the FDIC data, the Company estimates a loss rate for each group of leases and loans with similar risk characteristics. Greater weight is given to the Company's historical data for leases, while the FDIC data is given greater consideration with commercial loans. The adjustments to this baseline are based on portfolio indicators, including most recent versus historical credit losses; delinquent, nonperforming and criticized assets; trends in volumes and terms; an evaluation of overall credit quality and the credit process, including changes in lending policies and procedures; portfolio concentrations, including current developments within those segments; economic, geographical, product, and other environmental factors.

2.   Please refer to our previous comments 4-6 in our letter dated February 3, 2010. As requested, please provide us with your proposed disclosure.

4.   Note 10 - Income Taxes, page 47. In future filings please provide a roll forward of your unrecognized tax benefits. Refer to ASC 740-10-50-15.

Company Response: The form of the disclosure to be included in future filings based on data as of June 30, 2009 is as follows (beginning on top of page 48 of Form 10K):

The differences between the Federal statutory income tax rate and the Company's effective tax rate are as follows:

	Years ended June 30,
	2009	2008	2007
Federal statutory rate	35.00%	35.00%	35.00%
State tax, net of Federal benefit	4.70	5.30	5.25
Other, mainly tax exempt leases	(2.20)	(2.80)	(2.00)
Effective rate	37.50%	37.50%	38.25%

As a result of the adoption of FIN 48 on July 1, 2007, the Company recorded a $1,200,000 decrease in deferred tax liabilities and a corresponding increase to retained earnings.

Securities and Exchange Commission

March 11, 2010

The reconciliation in unrecognized tax benefits as of June 30, 2009 was as follows:

Unrecognized tax benefits at June 30, 2008	$ 700,000
Increases for tax positions related to current year	502,000
Decreases for tax positions related to prior years	(124,000)
Lapse of statutes of limitations	(154,000)
Decreases for changes in interest and penalties	(39,000)
Unrecognized tax benefits at June 30, 2009	$ 885,000

All of the $885,000 of unrecognized tax benefits at June 30, 2009, if recognized, would affect the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2009, accrued penalties and interest on unrecognized tax benefits are estimated to be $159,000.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including additions related to current year tax positions, the expiration of the statute of limitations on open tax years, status of examinations and changes in management's judgment. The Company is subject to U.S. Federal income tax jurisdiction as well as multiple state and local tax jurisdictions as a result of doing business in most states. The Company's Federal tax returns are subject to examination from 2005 to the present, while state income tax returns are generally open from 2004 forward, and vary by individual state statutes of limitation.

At June 30, 2009 and 2008, the Company had an income taxes receivable balance of $3,968,000 and $4,239,000 respectively.

5.   Please revise your disclosure of California First National Bancorp (Parent Only) Financial Information in future filings to present a measure of net income. Refer to ASC 220-10-45-8.

Company Response: The form of the disclosure to be included in future filings based on data as of June 30, 2009 is as follows:

Condensed Statements of Earnings	June 30,
	2009	2008
	(thousands)
Income
Dividends from non-bank subsidiary	$52,000	$5,500
Management fee income bank subsidiary	281	266
Management fee income non-bank subsidiaries	939	1,046
Interest income non-bank subsidiaries	1,901	3,299
Other interest income	362	266
Impairment loss on investment securities	(512)	-
	54,971	10,377
Expenses
Selling, general and administrative	1,758	2,159
Interest expense	-	-
	1,758	2,159
Income before taxes and equity in undistributed earnings of subsidiaries	53,213	8,218
Income tax expense	1,032	1,154
Equity in undistributed comprehensive earnings of subsidiaries	(42,880)	(83)
Net income	$9,301	$6,981

6.    In future filings, please revise your California First National Bancorp (Parent Only) Financial Information statement of cash flows to reconcile net income to operating cash flows. Refer to ASC 230-10-45-2.

Securities and Exchange Commission

March 11, 2010

Company Response: The form of the disclosure to be included in future filings based on data as of June 30, 2009 is as follows:

Condensed Statements of Cash Flows	June 30,
	2009	2008
	(thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,301	$6,981
Adjustments to reconcile net earnings to cash flows:
Stock-based compensation expense	12	64
Amortization (accretion) of premiums (discounts) on securities, net	(10)	-
Impairment loss on investment securities	512	-
Deferred income taxes	2,919	6,486
Equity in undistributed earnings of subsidiaries	42,880	83
Net change in other liabilities	416	(36)
Net change in other assets	(2,072)	1,297
Other, net	28	123
Net cash provided by operating activities	53,986	14,998

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	(5,958)	(2,000)
Payments for investments in and (advances to) subsidiaries	(21,860)	(4,464)
Net cash used for investing activities	(27,818)	(6,464)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	375	3,179
Payments to repurchase common stock	(17,518)	(975)
Dividends paid	(4,874)	(5,408)
Net cash used for financing activities	(22,017)	(3,204)

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,151	5,330
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,241	5,911
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,392	$11,241

The revisions presented in item 2 (comments 4 through 6) above will be included in future filings where such disclosure is required.

We acknowledge the following to the extent it accurately reflects the Company's obligation under current law, without waiving any lawful objections or affirmative defenses the Company may have or hereafter assert.

●  CFNB is responsible for the adequacy and accuracy of the disclosure in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  CFNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (949) 255-0500 should you have any questions.

Sincerely,

/s/ S. Leslie Jewett
S. Leslie Jewett
Chief Financial Officer
California First National Bancorp